FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2005
Commission File Number	001-31704
FNX Mining Company Inc.
(Translation of registrant’s name into English)
55 University Avenue, Suite 700, Toronto, Ontario, M5J 2H7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Additional Information to Accompany News Release Dated October 31, 2005
2	Material Change Report, dated November 4, 2005

DOCUMENT 1

ADDITIONAL INFORMATION TO ACCOMPANY NEWS RELEASE

DATED 31 OCTOBER, 2005

                                                Levack Footwall Deposit – Holes Reported Today

BHID	Feet			%		g/t				TPM
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	oz/st

FNX6046C	4155.8	4165.9	10.1	4.79	1.18	0.89	1.00	0.13	2.03	0.06
incl.	4163.0	4165.9	2.9	14.4	0.94	2.30	2.56	0.17	5.03	0.15
	4209.6	4216.9	7.3	2.36	0.23	0.80	1.88	2.25	4.93	0.14
incl.	4215.8	4216.9	1.1	13.10	0.38	0.85	8.70	0.35	9.9	0.29
	4237.6	4246.1	8.5	4.87	0.20	1.54	2.92	0.23	4.69	0.14
incl	4243.2	4244.4	1.2	28.00	0.09	4.82	12.3	0.22	17.34	0.51
	4274.6	4276.1	1.5	25.20	0.96	3.74	31.9	0.81	36.45	1.06
	4309.4	4316.6	7.2	28.52	3.00	7.69	21.4	1.36	30.44	0.89
	4333.2	4341.0	7.8	13.16	1.28	6.48	8.59	0.58	15.65	0.46
incl.	4333.2	4336.9	3.7	27.06	1.42	13.01	16.09	0.54	29.65	0.86
	4365.7	4385.9	20.2	30.31	0.51	6.62	20.5	4.14	31.27	0.91
incl.	4365.7	4366.6	0.9	0.91	0.17	0.41	1.58	67.9	69.89	2.04
	4436.9	4438.4	1.5	6.85	0.14	3.23	1.03	0.13	4.39	0.13
	4459.35	4460.7	1.35	28.20	4.53	6.41	7.37	0.33	14.11	0.41

FNX6049	4462.4	4463.7	1.3	24.7	0.61	1.65	23.8	0.58	26.03	0.76
	4490.2	4491.5	1.3	3.27	3.48	0.98	0.26	0.63	1.87	0.05

FNX6049A	4204.26	4213.5	9.3	26.08	0.4	1.26	2.33	0.62	4.21	0.12

FNX7036	1343.5	1345.1	1.6	25.7	0.11	2.47	3.36	3.33	9.16	0.27
	1380.6	1387.4	6.8	0.81	1.76	1.09	1.23	0.34	2.65	0.08
	1410	1447.6	37.6	12.2	2.55	2.02	7.89	0.49	10.39	0.3
incl.	1410	1417.2	7.2	23.42	5.35	3.94	15.97	0.18	20.09	0.59
incl.	1420.1	1437.4	17.3	3.45	0.88	0.71	2.01	0.42	3.13	0.09
incl.	1438.9	1447.6	8.7	24.5	4.54	3.72	15.88	0.8	20.4	0.6
	1488.6	1495.3	6.7	2.21	1.07	0.9	0.71	0.03	1.65	0.05

FNX7039	1242.6	1251.9	9.3	4.63	0.08	2.71	2.03	0.5	5.24	0.15
incl.	1242.6	1245.2	2.6	13.9	0.06	7.68	3.63	1.38	12.69	0.37
	1257.5	1260.6	3.1	1.23	0.21	3.2	2.89	0.23	6.32	0.18
	1283.5	1286.6	3.1	3.4	1.55	2.4	2.13	0.28	4.81	0.14
	1316.9	1317.9	1.0	23.6	0.99	5.88	1.35	0.15	7.38	0.22
	1387.7	1388.7	1.0	17.9	0.1	2.53	0.58	5.76	8.87	0.26
	1570.1	1573	2.9	0.82	0.26	7.36	3.38	0.77	11.51	0.34

FNX7040	1358.5	1368.0	9.5	5.5	3.02	0.45	2.64	0.41	3.50	0.10
	1379.0	1380.0	1.0	9.36	0.08	0.99	2.47	0.26	3.72	0.11

FNX7042	1216.1	1230.9	14.8	22.67	2.17	3.91	9.62	1.91	15.44	0.45
incl.	1216.1	1228.5	12.4	27.00	2.55	4.46	11.08	0.91	16.45	0.48
	1258.2	1259.3	1.1	16.30	0.52	3.14	4.79	0.6	8.53	0.25
	1305.4	1316.4	11.0	21.40	3.36	4.59	12.43	1.77	18.79	0.55
incl.	1308.4	1316.4	8.0	26.94	3.71	5.49	14.57	0.15	20.20	0.59

                                    Table 2: Rob’s Footwall Deposit

BHID	Feet			%		g/t				TPM
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	oz/st

FNX Drilling – Reported Today
FNX6048B	3216.6	3264.5	47.9	3.26	3.65	1.64	3.44	0.03	5.11	0.15
incl.	3216.6	3241.3	24.7	3.07	3.29	2.15	4.58	0.03	6.76	0.20
incl.	3251.4	3264.5	13.1	6.08	7.05	1.89	3.75	0.03	5.68	0.17

FNX7042	87.6	91.6	4.0	5.18	3.51	0.52	1.51	0.07	2.10	0.06
	119.9	121.0	1.1	5.36	5.52	0.72	1.46	0.03	2.21	0.06
	129.8	140.0	10.2	1.91	4.14	0.86	2.17	0.05	3.08	0.09
incl.	129.8	135.2	5.4	2.08	6.38	1.36	2.87	0.04	4.27	0.12

FNX7045	199.7	213.9	14.2	1.72	3.13	0.54	1.37	0.02	1.93	0.06
incl.	205.3	213.9	8.6	2.62	4.54	0.74	1.96	0.03	2.73	0.08
	248.7	259.2	10.5	1.94	2.93	0.54	1.36	0.02	1.92	0.06
incl.	255.65	259.2	3.55	4.66	5.90	1.01	2.30	0.01	3.32	0.10
	455.4	489.2	33.8	1.91	2.26	0.57	1.47	0.04	2.07	0.06
incl.	455.4	463.5	8.1	2.02	2.30	0.56	1.47	0.06	2.09	0.06
incl.	479.2	489.2	10.0	4.66	5.74	1.38	3.64	0.04	5.07	0.15

FNX7046	221.5	239.6	18.1	2.12	3.27	0.56	1.11	0.02	1.69	0.05
incl.	229.4	239.6	10.2	2.54	4.94	0.71	1.31	0.02	2.03	0.06

FNX Drilling – Previously Reported
FNX60FNX6048	3440.5	3441.7	1.2	8.20	0.38	3.95	6.44	2.49	12.88	0.38
	3480.6	3488.0	7.4	2.72	2.51	0.23	1.38	0.03	1.64	0.05

Historical Drilling
886680	540.1	597.7	57.6	1.52	1.76	0.6	0.98	0.03	1.61	0.05
incl.	540.1	560.3	20.2	2.93	3.83	1.03	1.97	0	3.00	0.09
incl.	587.5	597.7	10.2	2.33	1.68	0.8	1.21	0.1	2.11	0.06

900550	523.2	527.1	3.9	4.2	3.78	0.62	0.82	0	1.44	0.04
	548.5	576.7	28.2	1.18	1.19	0.23	0.59	0	0.82	0.02
incl.	548.5	555.6	7.1	1.58	2.23	0.38	0.91	0	1.29	0.04

incl.	574.5	576.7	2.2	6.29	5.23	1.03	2.26	0	3.29	0.10

912070	232.2	233.3	1.1	6.28	8.08	1.44	2.88	0.51	4.83	0.14

924430	639.8	687.1	47.3	1.99	3.16	0.64	1.85	0.02	2.51	0.07

927010	368.4	368.9	0.5	16.3	5.22	1.03	14.4	0.1	15.53	0.45

                                    Lower Levack Footwall Zone – Holes Reported Today

BHID	Feet			%		g/t				TPM
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	oz/st

FNX6045A	5233.0	5234.0	1.0	0.37	0.10	8.81	4.98	1.81	15.6	0.46

FNX6046B	5189.1	5210.0	20.9	3.41	0.34	4.17	4.16	0.89	9.22	0.27
incl.	5208.0	5210.0	2.0	31.83	2.82	17.9	29.9	0.40	48.2	1.41

FNX6047	4986.7	4996.3	9.6	2.78	0.51	3.41	5.92	4.09	13.42	0.39
	5033.3	5046.2	12.9	0.26	0.06	2.23	1.71	0.53	4.47	0.13
	5072.8	5074.3	1.5	0.39	0.07	7.61	3.58	0.55	11.74	0.34
	5093.6	5099.4	5.8	0.15	0.02	2.82	2.59	0.26	5.68	0.17
	5165.7	5169.6	3.9	17.42	4.16	14.33	41.61	3.32	59.26	1.73

FNX7039	1570.1	1573.0	2.9	0.82	0.26	7.36	3.38	0.77	11.51	0.34

                                    Keel Footwall Zone    - Previously Reported

Borehole	Feet			%		g/t				oz/st
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM
FNX6019	145.0	157.5	12.5	0.8	2.0	0.4	1.3	0.0	1.7	0.05
FNX6023	699.6	707.1	7.5	0.4	0	1.2	1.7	0.6	3.5	0.10
FNX6025	770.7	775.5	4.8	28.9	0.5	1.0	3.0	0.5	4.6	0.13
FNX6027	1635.6	1643.7	8.1	0.3	0.1	1.5	0.8	0.6	2.9	0.08
FNX6028	569.1	570.1	1.0	6.2	11.6	0	0	0	0	0
FNX6029	739.9	767.8	27.9	20.6	1.0	1.0	3.7	0.4	5.1	0.15
	739.9	745.1	5.2	23.1	3.6	1.0	4.2	0.3	5.6	0.16
	752.1	767.8	15.7	29.0	0.5	1.5	5.2	0.5	7.2	0.21
	950.9	956.1	5.2	7.1	1.6	0.6	0.4	0.9	1.9	0.06
FNX6032A	1039.6	1041.0	1.4	11.3	2.6	1.3	8.5	0.3	10.1	0.29
	1138.5	1139.8	1.3	18.9	9.1	1.3	8.5	0.7	10.5	0.31
FNX6034	1014.8	1015.3	0.5	8.6	0.4	1.2	2.9	0.4	4.5	0.13
FNX6035					nsv
FNX6037	1022.8	1029.5	6.7	3.9	0.8	1.3	1.3	1.0	3.6	0.11
	1107.4	1112.1	4.7	0.2	<0.1	0.9	0.5	0.3	1.6	0.05
	1267.4	1270.7	3.3	0.4	0.1	3.9	1.8	0.4	6.1	0.18
FNX6038	738.7	741.8	3.1	28.9	0.1	0.9	6.1	0.6	7.6	0.22
	856.2	858.8	2.6	1.5	0.4	4.4	4.1	0.6	9.1	0.27
	878.3	880.1	1.8	22.7	0.5	3.6	6.4	1.4	11.4	0.33

                                    Keel Footwall Zone -  Historic Drilling

Borehole	Feet			%		g/t				oz/st
	From	To	Length	Cu	Ni	Pt	Pd	Au	TPM	TPM
855640	329.2	332	2.8	1.5	0.3	5.6	4.7	0.6	10.9	0.32
	876.5	880.8	4.3	0.4	0.1	6.3	3.2	4.8	14.3	0.42
855650	683	685	2.0	9.6	0.1	0	0.6	0.1	0.7	0.02
	754.5	756.1	1.6	12.4	0.1	0	0.2	0	0.2	0.01
855670	845.7	852.5	6.8	2.6	0.4	0	0.2	0	0.2	0.01
855710	760.6	763.1	2.5	27.8	0.2	0.9	5.9	1.5	8.3	0.24
	952.2	956.7	4.5	31.0	0.3	3.4	8.5	0.5	12.4	0.36
971610	1208.3	1263	54.7	0.3	0.1	1.0	0.5	0.3	1.8	0.05
	1295.3	1309	13.7	0.4	0.1	2.9	1.5	0.8	5.2	0.15
971630	839.2	847.3	8.1	0.5	0.1	2.0	3.3	0.3	5.6	0.16
	865.6	867.1	1.5	0.2	<0.1	13.0	3.5	0.4	16.9	0.49

Notes to Tables

  The lengths reported are drill intersected core lengths. Though the true widths of the vein system are estimated to range from 60% - 80% of the intersection length, that of individual veins cannot be determined at this stage due to the variable orientation of the veins within the system.

  Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold

  TPM = Total Precious Metals defined as Pt+Pd+Au

  /t=grams per metric tonne; oz/st=ounces/short ton

  conversion  of g/t to oz/st = g/t x 0.02917

Levack Footwall Deposits Schematic Section (Looking East)

N
S
FNX Mining
Falconbridge Craig Shaft
Levack #2 Shaft
Keel Zone
Main Orebody (Mined Out)
1600 Level
No.7 Orebody
2650 Level
ROB's Footwall Zone
Craig Mine Exploration Drifts
3600 Level
Levack Footwall Deposit
Lower Levack Footwall Zone
10000 N
7500 N
5000 N
Sudbury Igneous Complex
Granite Breccia
Granite Gneiss
Sudbury Breccia
Footwall Zones
Mine Drift
Property Boundary
0 500
Feet

Figure 1

FNX Mining Company Inc.
October, 2005

Levack Mine
Footwall Deposit
East - West Inclined Section
(plane dips at -54.5 degrees S)

W
E
7036
12.2; 2.6; 10.4/37.6
7042
27.0; 2.6; 16.5/12.4'
21.4; 3.4; 18.8/11.0'
7040
5.5; 3.0; 3.5/9.5'
3900 L
28.5; 3.0; 30.4/7.2
13.2; 1.3; 15.7/7.8
31.7; 0.5; 29.5/19.25
7035A
6.4; 1.2; 8.3/36.3'
6010B
26.2; 3.0; 14.5/10.2
26.2; 3.7; 15.4/16.4
6046C
7022
6.7; 1.2; 0.5/1.1'
1.7; 0.1; 6.3/1.2'
6047
24.6; 3.0; 22.1/10.9
17.2; 2.6; 17.6/13.0
6047A
8.8; 0.9; 11.1/49.9'
6049A
26.1; 0.4; 42.9/.3
7031
10.3; 2.2; 11.5/10.4
5.2; 1.2; 9.6/34.5
8.5; 2.0; 5.5/21.2
7038
17.0; 3.2; 16.5/19.3'
25.0; 3.8; 24.0/12.9'
6045
10.6; 3.6; 12.2/28.2'
22.5; 3.8; 28.3/40.2'
4100 L
7026
13.5; 3.9; 17.8/22.2'
13.7; 0.5; 20.3/17.6'
23.8; 1.0; 36.5/ 9.0'
24.8; 4.3; 38.0/ 5.9'
6045A
25.6; 5.4; 43.2/10.3'
6046A
24.8; 2.8; 31.7/5.2'
27.0; 3.8; 39.6/6.8'
6046B
25.5; 5.4; 29.5/20.6'
6049
24.7; 0.6; 26.0/1.3
7032
27.6; 4.3; 34.5/7.9'
7027
21.7; 3.0; 22.2/19.7'
15.2; 0.1; 11.0/ 3.2'
7037
4.1; 8.2; 34.7/1.1'
4300 L
7024
4.4; 0.7; 8.0/3.0'
Borehole Reported Today
Borehole Previously Reported
7039
4.6; 0.1; 5.2/9.3'
8.9; 5.6; 22.5 /15.6'
Cu%; Ni%; TPM g/t / Feet
0
100
Feet
9800N
10000N
10200N
Figure 2

FNX Mining Company Inc.
October, 2005

Levack Mine
Footwall Deposit
South West – North East Vertical Section
Radio Imaging Tomogram

W
E
Falconbridge
FNX
Plan View of Tomograms
3100 L
3600 L
4100 L
4600 L
D
O
B
Levack Footwall Deposit
Levack Lower Footwall Zone
Area Drilled To Date
RIM Anomaly
Property Boundary
0
500
Feet
9000 N
10000 N
11000 N

Figure 3

FNX Mining Company Inc.
October, 2005

Levack Mine
Footwall Deposit
North - South Section
Radio Imaging Tomogram

A
O
C
3100 L
3600 L
4100 L
Levack Footwall Deposit
Levack Lower Footwall Zone
Area Drilled To Date
RIM Anomaly
0
500
Feet
8000 N
7000 N
Plan View of Tomograms
A
B
C
D
E
8000N
7000N
6000N
8000E
10000E
12000E

Figure 4

FNX Mining Company Inc.
October, 2005

FNX

Levack Mine
Footwall Deposits
West - East Vertical Section

W
E
Borehole Reported Today
Borehole Reported Today
FNX Previously Reported Borehole
FNX Previously Reported Borehole
Historical Borehole
2900L
3700L
4500L
7042
7045-1
7046
6048B
7045-2
ROB's Footwall Zone
6048
7036
7040
7042
6010B
6049A
7035A
7022
6046C
6047
6047A
7031
7038
6045
7026
6046A
6046B
6049
6045A
7032
7027
7037
7024
Levack Footwall Deposit
7039
6046C
7039
6047
6047A
6046B
6046A
6049
6045A
Levack Lower Footwall Zone
0
500
Feet
9200 E
10000 E
10800 E

Figure 5

FNX Mining Company Inc.
October, 2005

Levack Mine
ROB's Footwall Zone
West - East Vertical Section

W
E
2900L
3100L
3300L
7042
1.9; 4.1; 3.1/10.2'
7045-1 2.6; 4.5; 2.7/8.6'
886680
2.9; 3.8; 3.0/20.2'
2.3; 1.7; 2.1/10.2'
900550 1.2;1.2; 0.8/28.2'
900600
NSV
7046 2.1; 3.3; 1.7/18.1'
927010
16.3; 5.2; 15.5/0.5'
912070
6.3; 8.1; 4.8/1.0'
924430
2.0; 3.2; 2.5/47.3'
2.0; 6.6; 3.4/2.7'
6048B
3.3; 3.7; 5.1/47.9'
7045-2
1.9; 2.3; 2.1/33.8'
6048
2.7; 2.5; 1.6/7.4'
Borehole Reported Today
FNX Previously Reported Borehole
Historical Borehole
3.3; 3.7; 5.1 / 47.9'
Cu%; Ni%; TPM g/t / Feet
0
200
Feet
9200E
9400E
9600E

Figure 6

FNX Mining Company Inc.
October, 2005

Levack Mine
Lower Footwall Zone
West - East Vertical Section

W
E
4700L
4900L
5100L
6046C
0.4; 0.2; 5.3/2.1
7039
0.8; 0.3; 11.5/2.9'
6047
2.8; 0.5; 13.4/9.6'
17.4; 4.2; 59.3/3.9'
6047A
NSV
6046B
3.4; 0.3; 9.2/20.9'
6046A
NSV
6049
NSV
6045A
0.4; 0.1; 15.6/1.0'
Borehole Reported Today
FNX Previously Reported Borehole
0
200
Feet
9800 E
10000 E
10200 E
10400 E
Figure 7

FNX Mining Company Inc.
October, 2005

Levack Mine
Keel Footwall Zone– Plan View 650 Level

N
W
E
S
6027
855640
6019
Projected from
100 L
6037
6038
6028
971610
855740
855710
10500 N
6025
6034
855650
6029
6032A
6035
527360
855670
686640
527330
6023
971630
527320
855660
10000 N
FNX Borehole
Previously Reported
Historical Borehole
0
250
Feet
Main Orebody
9500 E
10000 E

Figure 8

FNX Mining Company Inc.
October, 2005

DOCUMENT 2

FNX MINING COMPANY INC.

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

FNX MINING COMPANY INC., 55 University Avenue, Suite 700, Toronto, Ontario M5J 2H7.

Item 2.

Date of Material Change

October 31, 2005.

Item 3.

News Release

The Press Release was sent on October 31, 2005 via CCN Matthews – Toronto, Ontario.

Item 4.

Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5.

Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7.

Omitted Information

No information has been omitted in respect of the material change.

Item 8.

Executive Officer

Terry MacGibbon, President [416] 628-5922.

Item 9.

Date of Report

November 4, 2005

FNX Continues to Intersect High-Grade Mineralization and Significantly Expands Overall Potential at Its Levack Mine

-

TORONTO: October 31, 2005 – FNX Mining Company Inc. (FNX-TSX/AMEX) announces that the on-going drill program, at its 100% owned Levack Property in the Sudbury, Ontario mining district, continues to intersect significant widths of high-grade, Cu-Ni-Pt-Pd-Au footwall mineralization (e.g. 30.3% Cu, 0.5% Ni, 31.3 g/t Pt-Pd-Au over 20.2’ ~ C$2,000 per ton of ore) and to expand the size of the Levack Footwall Deposit.

This drilling also intersected high-grade Cu-Ni-Pt-Pd-Au mineralization hundreds of feet above (“Rob’s Footwall Zone”) and hundreds of feet below (“Lower Levack Footwall Zone”) the Levack Footwall Deposit. In addition, FNX Mining earlier this year announced the discovery of similar, high-grade footwall mineralization (“Keel Footwall Zone”) some 4,000 feet up plunge of the Levack Footwall Deposit (Figure1).

This brings to four the total number of known, high-grade Cu-Ni-Pt-Pd-Au mineralized footwall zones behind the Levack Mine.  Each of the four zones discovered to date occurs within the same Sudbury Breccia package, which has an exploration envelope of 2,000’ along strike, 1,000’ in thickness and over 6,000’ down plunge. Although the Levack Footwall Deposit remains the most advanced and potentially significant deposit, all of the high-grade mineralized zones are open in all directions and have excellent stand alone potential.

The Company continues to be very encouraged by the results obtained to date. The economic significance of the individual zones and how they might relate to each other are unknown at this time and extensive additional diamond drilling is required to fully evaluate the four individual footwall zones and the overall potential of the large, very prospective, Levack footwall environment.

Pending similar encouraging drill results, the Company expects to initiate scoping studies in the first half of 2006 to evaluate possible underground access to the Levack Footwall Deposit to permit detailed close-spaced diamond drilling and the extraction of a bulk sample.

LEVACK FOOTWALL DEPOSIT

All seven of the Levack Footwall Deposit boreholes being reported today intersected Sudbury Breccia host rocks that contain high-grade, massive sulphide veins varying in thickness from a few feet to over 20 feet.

                                                   HIGHLIGHTS - LEVACK FOOTWALL DEPOSIT   (see Figure 2)

Borehole	Feet	Cu %	Ni %	Pt+Pd+Au g/t	Pt+Pd+Au oz/st
FNX6046C	7.2	28.5	3.0	30.5	0.9
	7.8	13.2	1.3	15.7	0.5
	20.2	30.3	0.5	31.3	0.9
FNX6049	1.3	24.7	0.6	26.0	0.8
FNX6049A	9.3	26.1	0.4	4.2	0.1
FNX7036	37.6	12.2	2.6	10.4	0.3
incl.	7.2	23.4	5.4	20.1	0.6
incl.	8.7	24.5	4.5	20.4	0.6
FNX7039	9.3	4.6	0.1	5.2	0.2
	1.0	23.6	1.0	7.4	0.2
FNX7040	9.5	5.5	3.0	3.5	0.1
FNX7042	12.4	27.0	2.6	16.5	0.5
	11.0	21.4	3.4	18.8	0.6

The Levack Footwall Deposit responds very well to both UTEM and Radio Imaging Method (“RIM”) borehole geophysical techniques. BH UTEM is an excellent tool to discover massive sulphide deposits in Sudbury, while RIM is more suited to delineating the deposits after discovery.  The borehole UTEM geophysical surveys completed to date indicate that the Levack Footwall Deposit extends to the detection limits of the UTEM surveys and that it is at least 1,200 ft along plunge, 700 to 800 ft in width and is open in all directions.

Because RIM is a superior tool to delineate and better optimize the positioning of the conductive mineralized system, the focus of the borehole geophysical surveys in the Levack Footwall Deposit has recently shifted to the use of RIM.  The limited RIM results to date indicate that the Levack Footwall Deposit may be larger than indicated by the BH UTEM results. The plunge direction RIM panels indicate a plunge extent of at least 1,400’ for the most intense mineralization and up to 2,000’ for the less intense mineralization. The strike direction RIM panel indicates a strike extent of over 1,000’ as the deposit becomes possibly thicker, up to 200’, and more complex in character to the east. Surface and underground platforms are being constructed to permit drill testing of this untested eastern portion of the RIM panels.

To date, the Levack Footwall Deposit has been intersected for over 700 feet along strike and for 700 feet down plunge (3,800’ level to about the 4,400’ level).  Its mineralized system is characterized by chalcopyrite-rich veins, with significant cubanite, pentlandite and millerite and is interpreted as being a ‘Sharp-walled’ Cu-Ni-Pt-Pd-Au vein system. It is analogous to nearby past and currently producing Cu-Ni-Pt-Pd-Au vein deposits such as FNX’s McCreedy West Footwall Cu Zone, Inco’s McCreedy East 153/170 Zones, and Falconbridge’s Fraser/Strathcona Deep Copper Zones. These ore deposits are some of the most profitable in the Sudbury mining district.

A detailed review of drill intersections from the Levack Footwall Deposit to similarly spaced boreholes in the mined out McCreedy West Footwall Cu Zone shows similar copper grades (20.3% versus 19.1%), higher nickel grades (3.2% vs. 2.0%) and much higher Pt+Pd+Au grades (22.3 g/t vs., 7.9 g/t) and wider drill intersection lengths (10.6 feet vs. 8.6 ft.) in the Levack Footwall Deposit. The historic mining grade and size of the mined out McCreedy West Footwall Cu Zone is unknown to FNX.

The Levack Footwall Deposit is in close proximity to both FNX’s Levack Mine and Falconbridge’s Craig Mine infrastructures.  Drilling of the Levack Footwall Deposit will continue with four surface drill rigs on the Levack Mine property and two underground rigs operating from Falconbridge’s Craig Mine.

ROB’S FOOTWALL ZONE

Rob’s Footwall Zone (formerly called #7 Footwall Zone) was previously tested by five historical boreholes, all of which intersected massive sulphides containing Cu-Ni-Pt-Pd-Au mineralization over significant widths (e.g.  2.0% Cu, 3.2% Ni and 2.5 g/t Pt+Pd+Au over 47.3’).

                                                           HIGHLIGHTS - ROB’S FOOTWALL ZONE

Borehole	Feet	Cu%	Ni%	Pt+Pd+Au g/t	Pt+Pd+Au oz/st
Drilling Reported Today
FNX6048B	47.9	3.3	3.7	5.1	0.2
FNX7042	10.2	1.9	4.1	3.1	0.1
FNX7045	8.6	2.6	4.5	2.7	0.1
and	33.8	1.9	2.3	2.1	0.1
FNX7046	18.1	2.1	3.3	1.7	0.1

Historical Drilling
BH 924430	47.3	2.0	3.2	2.5	0.1
BH 886680	20.2	2.9	3.8	3.0	0.1
BH 900550	28.2	1.2	1.2	0.8
incl	2.2	6.3	5.2	3.3	0.1
and	2.6	3.4	5.3	2.7	0.1
and	3.9	4.2	3.8	1.4

Although realized to have excellent potential, Rob’s Footwall Zone, which is close to underground infrastructure at Levack Mine, cannot be readily drill tested from surface due to its location below mined out areas. However, the recently established drill platforms in Falconbridge’s Craig Mine have facilitated drill testing Rob’s Footwall Zone.

Recent FNX drilling 300 feet east of the historic drilling intersected high-grade Cu-Ni-Pt-Pd-Au mineralization over similar widths (e.g. 3.3% Cu, 3.7% Ni, 5.1 g/t Pt+Pd+Au over 47.9’ ~ C$768 per ton of ore ) and has expanded Rob’s Footwall Zone along strike and to depth.  The zone is open in all directions and the possibility exists that it may join with the Levack Footwall Deposit

Rob’s Footwall Zone is hosted in thermally recrystallized Sudbury Breccia proximal to the base of the Sudbury Igneous Complex. The mineralization is characterized by massive veins and semi-massive sulphide zones rich in nickel and copper with elevated amounts of Pt-Pd-Au relative to the pyrrhotite-rich, low Pt-Pd-Au, sulphide assemblages typical of Sudbury Contact Ni styles of mineralization.

The location and the high-grade Ni and Cu values with significant Pt-Pd-Au are typical of Transitional Deposit styles of mineralization in Sudbury and may represent a transition from the nickel-dominant Levack Contact Deposits to the Cu-Pt-Pd-Au dominant Levack Footwall Deposit. An example of a transitional deposit being connected to a footwall deposit occurs a few kilometers to the west at FNX’s McCreedy West Mine, where the mined out transitional Middle Main Deposit connects to the Footwall Cu Deposit.

Drilling underground to further test the potential of Rob’s Footwall Zone is ongoing from an historical exploration drift that extends from Falconbridge’s Craig Mine onto FNX’s Levack Mine Property.  These boreholes are relatively short as the exploration drift is only a few hundred feet from Rob’s Footwall Zone.

LOWER LEVACK FOOTWALL ZONE

The Levack Footwall Deposit boreholes are routinely extended through the deposit into the lower portion of the host Sudbury Breccia package, which is considered to have potential to host Low-Sulphide Cu-Ni-Pt-Pd-Au mineralization similar to the McCreedy West PM Deposit.  The mineralization reported today is from boreholes whose primary target was the Levack Footwall Deposit but, which intersected the previously unknown Lower Levack Footwall Zone.

The Lower Levack Footwall Zone sulphide mineralization varies from massive chalcopyrite-rich veins with very high metal values (e.g. 31.8% Cu, 2.8% Ni and 48.2 g/t of Pt+Pd+Au over 2.0 ft., ~ C$2,783 per ton of ore) to stringer and disseminated sulphides with high Pt-Pd-Au tenors (3.45% Cu, 0.3% Ni, 9.2 g/t Pt+Pd+Au over 20.9 ft ~C$ 397 per ton of ore). This style of mineralization is similar to the ‘Low Sulphide’ type characteristic of FNX’s McCreedy West PM Deposit which FNX brought into production earlier this year.

                                                              HIGHLIGHTS - LOWER LEVACK FOOTWALL ZONE

Borehole	Feet	Cu %	Ni %	Pt+Pd+Au g/t	Pt+Pd+Au oz/st
FNX6045A	1.0	0.4	0.1	15.6	0.5
FNX6046B	20.9	3.4	0.3	9.2	0.3
incl.	2.0	31.8	2.8	48.2	1.4
FNX6047	9.6	2.8	0.5	13.4	0.4
	12.9	0.3	0.1	4.5	0.1
	1.5	0.4	0.1	11.7	0.3
	5.8	0.2	0.0	5.7	0.2
	3.9	17.4	4.2	59.3	1.7
FNX7039	2.9	0.8	0.3	11.5	0.3

This type of low-sulphide mineralization tends to show weaker BH-UTEM responses, but responds very well to RIM surveys. RIM surveys were conducted using boreholes from both the Levack and Craig mines to better position the Levack Footwall Deposit and other possible mineral zones (Figures 3 and 4). The RIM surveys detected a very large, intense anomaly extending from below the Levack Footwall Deposit to the bottom of the surveyed boreholes and to the property boundary. The mineralized zone has not yet been investigated by drilling designed to optimize testing of the RIM anomaly and has only been tested by scattered drill intersections over a small part of the anomaly.

Drilling of the Lower Levack Footwall Zone continues from both surface and underground platforms.

KEEL FOOTWALL ZONE

In the January 21, 2005 press release, FNX Mining announced high-grade footwall mineralization at approximately the 600 ft level and some 4,000 feet up plunge from the Levack Footwall Deposit (e.g. 20.6% Cu, 1.0% Ni, 5.1 Pt-Pd-Au over 27.9’ ~ C$1,218 per ton of ore).  This mineralization, referred to as the Keel Footwall Zone, occurs in the same Sudbury Breccia package as the other footwall deposits.

                                                 HIGHLIGHTS – KEEL FOOTWALL ZONE (Previously reported)

B Borehole	Feet	Cu %	Ni %	Pt+Pd+Au g/t	Pt+Pd+Au oz/st
FNX6025	4.8	28.9	0.5	4.6	0.1
FNX6028	1.0	6.2	11.6	0	0
FNX6029	27.9	20.6	1.0	5.1	0.2
and	5.2	7.1	1.6	1.9	0.1
FNX6032A	1.4	11.3	2.6	10.1	0.3
and	1.3	18.9	9.1	10.5	0.3
FNX6037	6.7	3.9	0.8	3.6	0.1
and	3.3	0.4	0.1	6.1	0.2
FNX6038	3.1	28.9	0.1	7.6	0.2
and	2.6	1.5	0.4	9.1	0.3
and	1.8	22.7	0.5	11.4	0.3

The 2004 FNX mineralized intersections range from inches to up to 27.9 ft in core length and, together with the results of historic drilling, indicate a strike length of 600 ft in the footwall behind the Levack Main Orebody.  The Keel Footwall Zone is open in all directions and warrants extensive additional drilling. It has not been drill tested since the discovery of the Levack Footwall deposit early this year and no drilling is currently planned for the Keel Zone.

                                    CO-ORDINATES FOR BOREHOLES REPORTED TODAY

BOREHOLE CO-ORDINATES
BHID	Easting	Northing	Elevation	Length	Az	Dip
FNX6046C	9822.46	6936.63	13366.00	5413.4	351.09	-87.08
FNX6048B	9633.25	8612.92	13099.47	3740	170.25	-76.47
FNX6049	10195.90	7210.36	13320.00	5863	55.05	-89.29
FNX6049A	10195.90	7210.36	13320.00	4809	55.05	-89.29
FNX7036	9771.62	6186.21	9296.39	1754.8	0	-0.39
FNX7039	9794.97	6191.72	9293.60	1722.4	13.0	-35.62
FNX7040	9794.81	6191.30	9296.79	1997.8	13.3	-2.68
FNX7042	9289.93	7328.66	10282.20	1569	65.6	-58.5
FNX7045	9289.93	7328.66	10282.20	738	47.8	-39.7
FNX7046	9289.93	7328.66	10282.20	798.1	45.4	-55.4

QA-QC Statement

James M. Patterson, Ph.D., P.Geo, Vice President and Executive Consultant, a designated Qualified Person  pursuant to NI 43-101 of the Canadian Securities Administrators, is responsible for the verification and quality assurance of the Corporation’s exploration data and analytical results. Samples of half core are prepared at SGS Lakefield Laboratories in Garson and shipped to ALS Chemex in Vancouver for assay. Please see the July 16, 2003 FNX news release and the March 31, 2005 Annual Information Form for a description of sample preparation and assay procedures

For a detailed description of FNX’s properties and previous work, please refer to FNX’s Annual Information Form dated March 31, 2005.

Notes to Highlight Tables

  For complete Drill Intersection Tables and additional Figures please go to “News Releases” on the FNX website “www.fnxmining.com”.

  The lengths reported are drill intersected core lengths. Though the true widths of the vein system are estimated to range from 60% - 80% of the intersection length, that of individual veins cannot be determined at this stage due to the variable orientation of the veins within the system.

  Cu = copper; Ni = nickel; Pt = platinum; Pd = palladium; Au = gold

  TPM = Total Precious Metals defined as Pt+Pd+Au

  /t=grams per metric tonne; oz/st=ounces/short ton

  conversion  of g/t to oz/st = g/t x 0.02917

Forward Looking Statement

This news release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  In this news release, statements about potential discoveries or extensions of footwall type deposits are examples of forward-looking statements.  There is no guarantee that any discovery of commercial mineralization will be made on FNX Mining’s Levack or other properties. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

James Patterson, Vice President and Executive Consultant

Tel: 416-628-5928, Fax 416-360-0550, Email: jpatterson@fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

FNX MINING COMPANY INC.

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Levack Footwall Deposits
Schematic Section
(Looking East)

N
S
FNX Mining
Falconbridge
Craig Shaft
Levack #2 Shaft
Keel Zone
Main Orebody (Mined Out)
1600 Level
No.7 Orebody
2650 Level
ROB's
Footwall
Zone
Craig Mine
Exploration
Drifts
3600 Level
Levack
Footwall
Deposit
Lower Levack
Footwall
Zone
10000 N
7500 N
5000 N
Sudbury Igneous Complex
Granite Breccia
Granite Gneiss
Sudbury Breccia
Footwall Zones
Mine Drit
Property Boundary
0 500
Feet
Figure 1

FNX Mining Company Inc.
October, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FNX MINING COMPANY INC.
(Registrant)
Date:	November , 2005	By:	/s/ Ronald P. Gagel
Name: Ronald P. Gagel Title: Vice-President and Chief Financial Officer